Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57461-2

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

September 26, 2005

VIA FAX AND MAIL
MAIL STOP 70-10
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

Attention: Ms. Carmen Moncada-Terry

Dear Ms. Moncada-Terry:

LUNA GOLD CORP. (the “Company”)
Form S-4 Registration Statement filed July 12, 2005, as amended
SEC File No. 333-126527

Further to our recent discussions, we enclose the Company’s request for acceleration of the Form S-4 registration statement to be effective 4:30 p.m. (EST) on Wednesday, September 28, 2005. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl Encl.